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GROUP POLICY AMENDMENT

SECURIAN LIFE INSURANCE COMPANY
400 ROBERT STREET NORTH  -  ST. PAUL, MINNESOTA  55101-2098      [SECURIAN LOGO]
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To be attached to and made a part of Group Policy No. [12345-G] issued by
SECURIAN LIFE INSURANCE COMPANY to [ABC COMPANY]. This amendment is effective as of [January 1, 2009]. The Variable Group Universal Life
Insurance Policy is amended as follows:

1. For any [employee or spouse] who first becomes insured under the policy on or after [January 1, 2009,] the [Tables A, B and C] of the policy are replaced with the attached [Tables A, B and C.]

2. For any [employee or spouse] who first becomes insured under the policy on or after [January 1, 2009,] item (2) of the section of the policy entitled "What charges are deducted from the account value of each certificate?" is replaced with the following:

     (2) The cost of insurance charge is for providing the death benefit under each certificate under this group policy. The charge is calculated by multiplying the net amount at risk (the net amount at risk for each certificate is the difference between the death benefit and the account value) under each certificate by a cost of insurance rate which varies with the insured's age and rate class. The rate is guaranteed not to exceed rates determined on the basis of the 2001 Commissioners Standard Ordinary, 80% male, age at last birthday mortality table (nicotine-distinct or uni-nicotine, as appropriate). The group policy charges described as Table A attached herein are maximum cost of insurance rates.

3. For any [employee or spouse] who first becomes insured under the policy on or after [January 1, 2009,] the "How do we determine the cost of insurance?" section of the policy is replaced with the following:

     HOW DO WE DETERMINE THE COST OF INSURANCE?

     The cost of insurance on the life of an [employee or spouse] for a certificate month is equal to a rate multiplied by the net amount at risk for the certificate. The rate is based on the [employee's or spouse's] age and rate class. The rate is subject to change, but will never exceed the maximums shown in Table A. These maximum rates are based on the 2001 CSO 80% male age at last birthday table for nicotine distinct or uni-nicotine, as appropriate. The calculation of the net amount at risk depends on the death benefit option in effect for a certificate as follows:

     OPTION A - LEVEL DEATH BENEFIT

     The net amount at risk is equal to:

     (1) the greater of the face amount of insurance or the minimum death benefit; minus
     (2) the account value immediately prior to the deduction of the cost of insurance.

     OPTION B - INCREASING DEATH BENEFIT

     The net amount at risk is equal to the greater of:

     (1) the face amount of insurance; or
     (2) the minimum death benefit minus the account value immediately prior to the deduction of the cost of insurance.

/s/ Alfrieda B. Baldwin                                   /s/ Robert L. Senkler
Assistant Secretary                                       President